PLS CPA, A PROFESSIONAL CORPATION.
♦ 4725 MERCURY STREET, SUIT 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 433-2979
♦ E-MAIL changgpark@gmail.com ♦

January 21, 2014

To Whom It May Concern:

We consent to the incorporation by reference in the registration statements of Insulcrete, Inc. of our report dated on January 21, 2014, with respect to the unaudited interim financial statements of Insulcrete, Inc., included in Form 10-Q for the period ended September 30, 2013.

Very truly yours,

/s/ *PLS CPA*

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PLS CPA, A Professional Corp.
San Diego, CA 92111